Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Texas Capital Bancshares, Inc. for the registration of senior debt securities, subordinate debt securities, convertible debt securities, preferred stock, common stock, warrants, and units of up to a total dollar amount of $150,000,000 and to the incorporation by reference therein of our reports dated February 17, 2009, with respect to the consolidated financial statements of Texas Capital Bancshares, Inc. and the effectiveness of internal control over financial reporting of Texas Capital Bancshares, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Dallas, Texas
April 13, 2009